SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

DELTA MUTUAL, INC.

(Name of Issuer)

Common Stock, Par Value $.0001

(Title of Class of Securities)

247734 20 5

(CUSIP Number)

JEROME KINDRACHUK

3535 Fox Run Drive

Allentown, Pennsylvania 18103

610-432-4789

________________________________

(Name, Address and Telephone Number

of Person Authorized to Receive Notices

and Communications)

FEBRUARY 10, 2003

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

SCHEDULE 13D

CUSIP No. 247734 20 5

1. NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

JEROME KINDRACHUK

###-##-####

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

a[ ]

b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS

N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

U.S. Citizen

7. SOLE VOTING POWER

200,000

NUMBER OF 8. SHARED VOTING POWER

SHARES

BENEFICIALLY 0

OWNED BY

EACH 9. SOLE DISPOSITIVE POWER

REPORTING

PERSON 200,000

WITH

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

200,000 Common Shares

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES* [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.99%

14. TYPE OF REPORTING PERSON*

I N

Item 1. Security and Issuer.

This original Schedule 13D statement is filed on behalf of Jerome Kindrachuk ("Kindrachuk") as the reporting person hereunder relative to the receipt by Kindrachuk of 200,000 common shares, par value $.0001 (the "Shares"), of DELTA MUTUAL, INC., the issuer named herein (the "Company" or "Issuer"), which has its principal executive offices at Suite 812, 1730 Rhode Island Avenue, N.W., Washington, D.C.

Item 2. Identity and Background.

This statement is being filed by Kindrachuk, in connection with services rendered to the Company over the past several months as a consultant. The Company issued the Shares to Kindrachuk for services rendered to the Company on February 10, 2003. Kindrachuk is engaged in the business of providing financial and business consulting and advisory services to U.S. businesses seeking to establish business operations in Central and Eastern Europe. The residence address of Kindrachuk is 3535 Fox Run Drive Allentown, Pennsylvania 18103.

Jerome Kindrachuk has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he, during the last five years, been a party to a civil proceeding of a judicial or body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Jerome Kindrachuk received beneficial ownership of the 200,000 common shares of the Issuer on February 10, 2003 (the "Shares") for advisory services rendered to the Company over the last three months.

Item 4. Purpose of Transaction.

Mr. Jerome Kindrachuk received the Shares as payment for services rendered to the Company. Pursuant to the instructions for items (a) through (j) of Item 4, Kindrachuk has plans as follows:

(a) As set forth in Item 3 of this Schedule, Jerome Kindrachuk acquired 200,000 common shares, par value $.0001, representing 16.99% of the outstanding common shares, for services rendered to the Company. Jerome Kindrachuk has no present plans to acquire any additional shares of the Issuer.

(b) Jerome Kindrachuk has no present intentions to cause or effect a merger of the Issuer with other entities, or effect a liquidation or reorganization of the Issuer or any of its subsidiaries. Jerome Kindrachuk has no present intentions to cause the Issuer to enter into extraordinary corporate transactions such as mergers in order to effect the acquisition of operating companies.

(c) Jerome Kindrachuk has no present intentions to cause a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

(d) Jerome Kindrachuk has no present intentions to exercise his voting rights to control and elect a majority of the members of the Issuer's Board of Directors.

(e) Jerome Kindrachuk has no present intentions to cause a material change in the capitalization of the Issuer. Kindrachuk has no present intentions to alter the dividend policy of the Issuer with respect to the declaration and payment of dividends.

(f) Jerome Kindrachuk has no present intentions to make any other material change to the business or corporate structure of the Issuer.

(g) Jerome Kindrachuk has no present intentions to change the Issuer's charter, bylaws or instruments corresponding thereto or to take other actions that impede the acquisition of control of the Issuer by any person.

(h) Jerome Kindrachuk has no present intentions for causing the common stock of the Issuer to be delisted from the over-the-counter Electronic Bulletin Board of the NASD.

(i) JeromeKindrachuk has no present intentions relating to a class of securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

(j) Except as set forth above, Jerome Kindrachuk has no present intention to take any action similar to any of those enumerated in (a) through (i) above.

Item 5. Interest in Securities of the Issuer.

As of the February 10, 2003, Jerome Kindrachuk beneficially owned, and has sole voting power and sole power to dispose or to direct the disposition of 200,000 shares of the Company's Common Stock representing approximately 16.99% of the Common Stock deemed outstanding on the date hereof.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

Except as otherwise set forth in this statement, to the best knowledge of the undersigned, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among or between the undersigned, his affiliates and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 10, 2003

_/s/ Jerome Kindrachuk

Jerome Kindrachuk